ATLATSA APPOINTS CHIEF FINANCIAL OFFICER

August 29, 2014, Johannesburg: Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX, NYSE MKT, JSE: ATL) is pleased to announce the appointment of Ms Boipelo Lekubo as part of its executive management team as chief financial officer effective 1 September 2014. Ms Lekubo is a chartered accountant by profession with extensive experience in group financial management and reporting within the mining industry. Her previous finance and accounting roles were at Total Coal South Africa (Proprietary) Limited and Northam Platinum Limited, respectively. She also has experience in project finance and corporate strategy and serves as an alternate director on the Board of Trans Hex Group Limited.

Ms Lekubo holds a B.Com (Hons) degree from the University of Johannesburg (formerly Rand Afrikaans University) and qualified as a chartered accountant with KPMG.

Harold Motaung, Chief Executive Officer of Atlatsa, said, “We welcome Ms Lekubo to the Atlatsa management team and look forward to working alongside her. We also thank Ms Kogi Naicker for her contribution as interim chief financial officer.”

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Prudence Lebina, Head: Investor Relations	Charmane Russell	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Email: prudencel@atlatsa.com	Mobile: +27 82 372 5816